Macrocure Ltd. Provides Update on Futility Analysis for Phase III Clinical Trial of
CureXcell® in Venous Leg Ulcers

PETACH TIKVA, Israel, August 19, 2015 -- Macrocure Ltd. (“Macrocure” or the “Company”) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on advancing its novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that a pre-specified, futility analysis conducted by the Data Safety Monitoring Board for CureXcell® – the Company’s lead product candidate in its Phase 3 pivotal clinical study (MC-105) for venous leg ulcers (VLU) – determined that this study is not expected to meet its primary endpoint.

“While we are disappointed with the results of the VLU futility analysis, given the positive clinical outcomes seen in our experience with more than 5,000 patients in Israel, we continue to believe that the technology has clinical merit for patients with chronic and other hard-to-heal wounds,” said Nissim Mashiach, President and Chief Executive Officer of Macrocure. “We will evaluate the data collected to date in the MC-105 study to determine an appropriate course of action, including the potential initiation of a third Phase 3 study in patients with chronic wounds below the knee. We intend to work closely with the FDA to complete all additional clinical trial work required to pursue the approval and commercialization of CureXcell. Macrocure remains committed to both the technology and our ability to deliver this innovative solution to patients suffering from chronic hard to heal wounds. We remain on track with our guidance to report top-line study results from our pivotal, Phase III Diabetic Foot Ulcer (DFU) clinical trial in October 2015.”

About CureXcell® in Treating Chronic Venous Leg Ulcers Study:

Official Title: A Phase-3 Prospective, Multicenter, Randomized, Double-Blind, Placebo-Controlled Study to Evaluate the Safety, Tolerability and Efficacy of CureXcell® as an Adjunct to Good Ulcer Care Measures in Treating Chronic Venous Leg Ulcers (https://clinicaltrials.gov/ct2/show/NCT02130310)

The primary endpoint of the study is the proportion of subjects with superior time to 100% closure at 12 weeks and sustained complete closure for four additional weeks (p-value ≤0.05). There are 265 patients enrolled in the study.

Primary Outcome Measures:

•	Time to complete closure of Target Ulcer at any time during the 12-week Treatment Phase. Complete closure is confirmed at two consecutive study visits two weeks apart.

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Secondary Outcome Measures:

•	Proportion of complete closure of Target Ulcer within the Treatment Phase. Complete closure is confirmed at two consecutive study visits two weeks apart.

•	Percentage change from baseline in Target Ulcer surface area at the end of the Treatment Phase.

•	Proportion of Target Ulcer recurrence Proportion of Target Ulcer recurrence during the 12-week Follow-Up Phase.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers. The Company’s approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

About Venous Leg Ulcers

A venous skin ulcer is a shallow wound that occurs when the leg veins don’t return blood back toward the heart the way they should. This is called venous insufficiency. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf. Venous skin ulcers are slow to heal and often come back if you don’t take steps to prevent them.

Venous skin ulcers are caused by poor blood circulation from the legs, such as from venous insufficiency. Where the valves are damaged, and blood backs up and pools in the vein. Fluid may leak out of the vein and into the surrounding tissue. This can lead to a breakdown of the tissue and an ulcer. Veins that become blocked also may cause fluid to pool, leading to these ulcers.

Factors that increase the risk of developing venous leg ulcers include Deep vein thrombosis, obesity, smoking and lack of physical activity. (Source http://www.webmd.com/skin-problems-and-treatments/tc/venous-skin-ulcer-topic-overview)

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For Further Information, please contact:

For Investors:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
(212) 867-1762

For Media:

David Schull or Amiad Finkelthal

Russo Partners, LLC

david.schull@russopartnersllc.com;

amiad.finkelthal@russopartnersllc.com

(212) 845-4271/ (646) 942-5626

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